UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

September 16, 2008

To whom it may concern:

Company Name:	Mizuho Investors Securities Co., Ltd.
Head Office:	1-13-16, Kayabacho, Nihonbashi Chuo-ku, Tokyo
Representative:	Ken Aoki President
Code Number:	8607 (TSE 1st Sec., OSE 1st Sec, NSE 1st Sec.)
Contact:	Public Relations and IR, Corporate Planning Division
Phone:	+81-3-5640-7671

Our Holding of Debt Securities

Issued by Lehman Brothers Holdings Inc.

We, Mizuho Investors Securities Co., Ltd., hereby notify you the status of our holding of debt securities issued by Lehman Brothers Holdings Inc., a major U.S. investment bank, in connection with their filing of a petition under Chapter 11 of the United States Bankruptcy Code.

We will notify you on a later date as to the impact to our financials, as we are currently conducting an investigation of our estimated losses resulting from the above bankruptcy.

<< Our Holding of Debt Securities Issued by Lehman Brothers Holdings Inc.>>

Securities	Lehman Brothers Holdings Inc. Japanese Yen Floating Rate Bonds – First Series
Face Value	3,600 million yen
Book Value	3,342 million yen (as of March 31, 2008)

Please direct any inquiries to:	Public Relations Office, Corporate Communications, Mizuho Financial Group, Inc. Tel: 81-3-5224-2026